Exhibit 21.1

SUBSIDIARIES OF DIGITAL VIDEO SYSTEMS, INC.
  DVS Korea Co., Ltd., our 51 % owned Korean subsidiary.
  Shanghai Fangyuan Digital Technology Ltd., 10% of which is owned by Digital Video Systems, Inc. and 51 % of which is owned by DVS Korea Co., Ltd.
  DVS Electronics Pvt. Ltd., our Indian subsidiary, 99.7% owned by our subsidiary, DVS Electronics, Inc.
  DVS Electronics, Inc., 100% owned by Digital Video Systems, Inc.